EXHIBIT 99.13

CONSENT OF THOMAS VEHRS

I hereby consent to the use of my name, Thomas Vehrs, and reference to my name and the information describing reserves and/or resources at Fortuna Silver Mines Inc.’s Caylloma Mine and San Jose Mine contained in Fortuna Silver Mines Inc.’s Annual Information Form (“AIF”) for the year ended December 31, 2011 and Annual Report on Form 40-F for the year ended December 31, 2011 as filed with the United States Securities and Exchange Commission.

THOMAS VEHRS

“Thomas Vehrs”

March 30, 2012